UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

Third Quarter 2021 Results of International Game Technology PLC

On November 9, 2021, International Game Technology PLC (NYSE:IGT) (the “Company”) reported results for the quarter ended September 30, 2021.

On November 9, 2021, the Company also announced that its Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on December 7, 2021 to holders of record as of the close of business on November 23, 2021.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Other Matters

On November 4, 2021, the Company’s Board of Directors approved a renewal of the observer agreement, previously filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 (the “Observer Agreement”) between De Agostini S.p.A. ("De Agostini”) and the Company, permitting De Agostini to appoint an observer to attend meetings of the Company’s Board of Directors.

The renewed Observer Agreement will expire following the meeting of the Company’s Board of Directors at which the financial results for the third quarter of 2023 are reviewed.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2021 Results,” dated November 9, 2021
99.2	Presentation “2021 Third Quarter Results period ended September 30, 2021,” dated November 9, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2021 Results,” dated November 9, 2021
99.2	Presentation “2021 Third Quarter Results period ended September 30, 2021,” dated November 9, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4